Exhibit 99.3

RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

The following table shows the ratios of earnings to fixed charges for TOTAL S.A. (“TOTAL”) and its subsidiaries and affiliates (collectively, the “Group”), computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and as adopted by the European Union, for the three months ended March 31, 2011 and 2010 and the fiscal years ended December 31, 2010, 2009, 2008, 2007 and 2006.

	Three Months Ended March 31,		Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
For the Group (IFRS)	39.76	31.23	29.11	21.11	20.86	14.06	13.93

Earnings for the computations above under IFRS were calculated by adding pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, fixed charges and distributed income of equity investees. Fixed charges for the computations above consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense representative of the interest factor.

CAPITALIZATION AND INDEBTEDNESS OF TOTAL

(Unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of the Group as of March 31, 2011, prepared on the basis of IFRS.

At March 31, 2011
(in millions of euros)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	5,367
Current financial debt	6,307
Current portion of financial instruments for interest rate swaps liabilities	100
Other current financial instruments — liabilities	217

Total current financial debt	11,991

Non-current financial debt	20,215
Minority interests	898
Shareholders’ equity
Common shares	5,878
Paid-in surplus and retained earnings	64,677
Currency translation adjustment	(4,517)
Treasury shares	(3,503)

Total shareholders’ equity	62,535

Total capitalization and non-current indebtedness	83,648

As of March 31, 2011, TOTAL had an authorized share capital of 3,439,302,131 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,351,139,024 ordinary shares (including 112,486,903 treasury shares from shareholders’ equity).

As of March 31, 2011, approximately €274 million of TOTAL’s non-current financial debt was secured and approximately €19,941 million was unsecured, and all of TOTAL’s current financial debt of €6,307 million was unsecured. As of March 31, 2011, TOTAL had no outstanding guarantees from third parties relating to its consolidated indebtedness. For more information about TOTAL’s commitments and contingencies, see Note 23 of the Notes to TOTAL’s audited consolidated financial statements in its Annual Report on Form 20-F for the year ended December 31, 2010, filed with the SEC on March 28, 2011.

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TOTAL since March 31, 2011.

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